SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Tela Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

872381108

(CUSIP Number)

Martin P. Sutter

EW Healthcare Partners Acquisition Fund, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,615,368
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,615,368
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,615,368
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.60%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,495,341
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,495,341
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,495,341
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.19%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,110,709
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,110,709
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,709
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.79%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,110,709
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,110,709
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,709
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.79%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,110,709
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,110,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,709
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.79%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,110,709
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,110,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,709
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.79%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,110,709
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,110,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,709
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.79%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,110,709
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,110,709

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,709
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.79%
12	TYPE OF REPORTING PERSON IN

Preliminary Statement:

This Schedule 13G is filed by EW Healthcare Partners Fund 2, L.P., a Delaware limited partnership (“EWHP2”), EW Healthcare Partners Fund 2-A, L.P., a Delaware limited partnership (“EWHP2-A”), EW Healthcare Partners Fund 2 GP, L.P., a Delaware limited partnership (“EWHP2 GP”), EW Healthcare Partners Fund 2-UGP, LLC, a Delaware limited liability company (“EWHP2 General Partner” and collectively with EWHP2, EWHP2-A and EWHP2 GP, the “EWHP Investors”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual and Petri Vainio, an individual (each, a “Manager”, collectively, the “Managers”, and together with EWHP2, EWHP2-A, EWHP2 GP and the EWHP2 General Partner, the “Reporting Persons”) and amends, supplements and replaces in its entirety the Schedule 13D filed on August 22, 2022, as previously amended (the “Schedule 13D”), by the Filers, relating to shares of common stock, par value $0.001 per share (“Common Stock”), of Tela Bio, Inc. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the Filers relating to the Common Stock of the Issuer. Due to issuances by the Issuer of its Common Stock in one or more public offerings following August 22, 2022, the Filers determined that they no longer hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.

Item 1.

(a) Name of Issuer: Tela Bio, Inc.

(b) Address of Issuer’s Principal Executive Offices: 1 Great Valley Parkway, Suite 24, Malvern, PA 19355

Item 2.

(a) Name of Person Filing: This Schedule 13G is being filed jointly by the EWHP Investors, and the Managers.

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c) Citizenship: (i) EWHP2, EWHP2-A, and EWHP2 GP are each Delaware limited partnerships; (ii) EWHP2 General Partner is a Delaware limited liability company; and (iii) each Manager is an individual who is a citizen of the United States.

(d) Title and Class of Securities: Common Stock, par value $0.001 per share

(e) CUSIP Number: 872381108

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned.

For EWHP2, 1,615,368 shares.

For EWHP2-A, 2,495,341 shares.

For EWHP2 GP, 4,110,709 shares.

For EWHP2 General Partner, 4,110,709 shares.

For each of the Managers: 4,110,709 shares.

(b) Percent of Class.(1)

For EWHP2, 6.60%.

For EWHP2-A, 10.19%.

For EWHP2 GP, 16.79%.

For EWHP2 General Partner, 16.79%.

For each of the Managers: 16.79%.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

For EWHP2, 1,615,368 shares.

For EWHP2-A, 2,495,341 shares.

For EWHP2 GP, 4,110,709 shares.

For EWHP2 General Partner, 4,110,709 shares.

For each of the Managers: 0 shares.

(ii) Shared power to vote or to direct the vote:

For EWHP2, 0 shares.

For EWHP2-A, 0 shares.

For EWHP2 GP, 0 shares.

For EWHP2 General Partner, 0 shares.

For each of the Managers: 4,110,709 shares.

(iii) Sole power to dispose or to direct the disposition of:

For EWHP2, 1,615,368 shares.

For EWHP2-A, 2,495,341 shares.

For EWHP2 GP, 4,110,709 shares.

For EWHP2 General Partner, 4,110,709 shares.

For each of the Managers: 0 shares.

(iv) Shared power to dispose or to direct the disposition of:

For EWHP2, 0 shares.

For EWHP2-A, 0 shares.

For EWHP2 GP, 0 shares.

For EWHP2 General Partner, 0 shares.

For each of the Managers: 4,110,709 shares.

(1)

Based on 24,488,803 shares of Common Stock outstanding on November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the U.S. Securities and Exchange Commission on November 13, 2023.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

EW HEALTHCARE PARTNERS FUND 2, L.P.

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2 GP, L.P.

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

INDIVIDUALS:

/s/ Martin P. Sutter
Name: Martin P. Sutter

/s/ R. Scott Barry
Name: R. Scott Barry

/s/ Ronald Eastman
Name: Ronald Eastman

/s/ Petri Vainio
Name: Petri Vainio

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Common Stock of TELA Bio, Inc., has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G/A will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G/A as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 14, 2024

EW HEALTHCARE PARTNERS FUND 2, L.P.

By: EW Healthcare Partners Fund 2 GP, L.P., Its General Partner

By: EW Healthcare Partners Fund 2-UGP, LLC, Its General Partner

By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

By: EW Healthcare Partners Fund 2 GP, L.P., Its General Partner

By: EW Healthcare Partners Fund 2-UGP, LLC, Its General Partner

By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

EW HEALTHCARE PARTNERS FUND 2 GP, L.P.

By: EW Healthcare Partners Fund 2-UGP, LLC, Its General Partner

By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC

By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

INDIVIDUALS:

/s/ Martin P. Sutter Name: Martin P. Sutter

/s/ R. Scott Barry Name: R. Scott Barry

/s/ Ronald Eastman
Name: Ronald Eastman

/s/ Petri Vainio Name: Petri Vainio